JONES DAY

REGULATED BY THE LAW SOCIETY
21 TUDOR STREET • LONDON EC4Y 0DJ • DX 67 LONDON/CHANCERY
TELEPHONE: 020.7039.5959 • FACSIMILE. 020.7039.5999

RECEIVED
20 P 1:22

Your Ref	
Ref/CAM	DW/JP009028/
E-mail	dkwinterfeldt@jonesday.com
Direct	020 7039 5209
Date	19 July 2007

07025421

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C., 20549
U.S.A.

SUPPL

Ladies and Gentlemen,

AgCert International plc — Rule 12g3-2(b) — File No.: 082-35025

On behalf of AgCert International plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kind regards,

Daniel Winterfeldt

PROCESSED
JUL 25 2007
THOMSON
FINANCIAL

7/23

File: 082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Annual Information Update
Released	12:41 17-Jul-07
Number	3811A

AgCert International plc

Annual Information Update ('AIU') for the 13 months up to and including 31 May 2007.

In accordance with Prospectus Rule 5.2, AgCert International plc (the 'Company') announces that the following information has been published or made available to the public over the previous 12 months under the rules of the UKLA.

Chronological list of Announcements and Filings

The following UK regulatory announcements have been made via a Regulatory Information Service:

Date of Publication	Heading/Description
24/05/2007	Result of EGM
27/04/2007	Issue of Equity
	Final Results
10/04/2007	Offer Talks Terminated
13/03/2007	Financing Update
12/03/2007	Rule 2.10 Announcement
09/03/2007	Share price movement
22/02/2007	Company Update
09/02/2007	Holding(s) in Company
30/01/2007	Share Price Movement
17/01/2007	Production Update
05/01/2007	Financing
21/12/2006	Total Voting Rights
	Trading Statement
01/12/2006	Director/PDMR Shareholding
	Director/PDMR Shareholding
06/10/2006	CREST admission
13/09/2006	Holding(s) in Company
05/09/2006	Interim Results
24/08/2006	Notice of Results
09/08/2006	Director/PDMR Shareholding
25/07/2006	Holding(s) in Company
26/06/2006	Trading Statement
19/06/2006	Holding(s) in Company
31/05/2006	AES and AgCert Joint Venture
30/05/2006	Further re AES Subscription
23/05/2006	Update re Issue of Shares
18/05/2006	Result of AGM
	Holding(s) in Company
	Update re Issue of Shares

15/05/2006	Methodology Update
04/05/2006	Result of AGM
	AGM Statement
03/05/2006	Annual Information Update
27/04/2006	AES Subscription & EGM

Details of regulatory announcements can be downloaded from the Company's website www.agcert.com or from the London Stock Exchange at www.londonstockexchange.com.

The Company has submitted filings to the Companies Registration Office ('CRO') in relation to:

Effective Date	**Announcement**
30/04/2007	Registration of Prospectus
29/12/2006	Registration of Charge
08/06/2006	Annual Return and Statutory Financial Statements
31/05/2006	Increase in Issued Capital, Allotment of Shares
18/05/2006	Special Resolution
04/05/2006	Amended Memorandum and Articles of Association
04/05/2006	Special Resolution
28/03/2006	Registration of Charge

Copies of these documents can be obtained from the CRO at:

Companies Registration Office
Parnell House,
14 Parnell Square,
Dublin 1,
Ireland

In accordance with Article 27(3) of the Prospectus Directive Regulations, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Paul M. D'Alton
Company Secretary

17 July 2007

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

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